June 12, 2012

Pamela Long

Assistant Director

Chambre Malone

Staff Attorney

United States

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Tiger Oil and Energy, Inc.

Registration Statement on Form S-1

File No. 333-171200

RE: Request for Accelerated Effectiveness of Registration

Dear Ms. Malone;

Tiger Oil and Energy, Inc., hereby requests that its registration statement on Form S-1, File No. 333-171200 be granted accelerated effectiveness under Rule 461 of the Securities Act of 1933. We request that the registration be made effective on June 15, 2012, at 11am. EST as assumed, or thereafter as practical.

The Company hereby acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Regards,

/s/ Ken Liebscher
Ken Liebscher, President
Tiger Oil and Energy, Inc.